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Exhibit 1

First Quarter Report
 2005

MI Developments Inc.

PRESS RELEASE
MI DEVELOPMENTS ANNOUNCES 2005 FIRST QUARTER RESULTS

May 4, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months ended March 31, 2005. All figures are in U.S. dollars unless otherwise noted.

	REAL ESTATE BUSINESS(1) THREE MONTHS ENDED MARCH 31,
(in thousands, except per share figures)	2005	2004
Revenues	$36,484	$32,257
Net income(2)	$16,414	$11,269
Funds from operations ("FFO")(2),(3)	$26,493	$20,935
Diluted FFO per share(2),(3)	$0.55	$0.43

	MID CONSOLIDATED(1) THREE MONTHS ENDED MARCH 31,
(in thousands, except per share figures)	2005	2004
Revenues
Real Estate Business	$36,484	$32,257
Magna Entertainment Corp. ("MEC")	254,028	292,674
Eliminations	(510)	—

	$290,002	$324,931

Net income (loss)
Real Estate Business(2)	$16,414	$11,269
MEC	(2,799)	6,252
Eliminations	(433)	—

	$13,182	$17,521

Diluted earnings per share	$0.27	$0.36

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.
(2)
The Real Estate Business' results for the three months ended March 31, 2004 reflect the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes). Excluding these expenses, net income was $14.3 million, FFO was $23.9 million(3), and diluted FFO per share was $0.50(3) for the Real Estate Business for the three months ended March 31, 2004.
(3)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the first quarter of 2004 were $22.4 million ($24.0 million excluding the employee settlement expenses) and $0.46 per share ($0.50 per share excluding the employee settlement expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures".

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REAL ESTATE BUSINESS

Operating and Development Highlights

In respect of our core rental portfolio, we brought $32.2 million, or 451 thousand square feet, of Magna related facilities on-stream during the first quarter of 2005. Properties coming on-stream in the first quarter included the remaining 221 thousand square feet of the 938 thousand square foot facility in Bowling Green, Kentucky.

At March 31, 2005, MID's construction group had three properties under development: one in each of Canada, Mexico, and Austria. Once completed, these developments will add a total of 356 thousand square feet to our income-producing portfolio. The total anticipated project costs related to these projects are approximately $26.3 million, of which $16.3 million had been spent as of March 31, 2005.

At March 31, 2005, the Real Estate Business had 26.1 million square feet of leaseable area, with annualized lease payments of $144.5 million, representing a return of 10.4% on the gross carrying value of our income-producing property portfolio.

Three Months Ended March 31, 2005

For the three months ended March 31, 2005, revenues were $36.5 million, an increase of $4.2 million or 13% over revenues for the three months ended March 31, 2004 of $32.3 million. The higher revenues reflect $2.1 million of increases from completed development projects coming on-stream, an increase of $1.4 million due to the weaker U.S. dollar, contractual rent increases of $0.8 million, and $0.5 million of interest income earned from MEC, partially offset by the effect of vacancies and other items, which decreased revenues by $0.6 million.

FFO in the three months ended March 31, 2005 was $26.5 million, or $0.55 per share, an increase of 11% compared to FFO in the prior year's comparable period, adjusted for the impact of employee settlement costs. The increase in FFO of $2.6 million is due to the revenue increase of $4.2 million and a $1.3 million decrease in current income tax expense, partially offset by a $1.0 million increase in general and administrative expenses and an increase in net interest expense of $1.9 million.

Net income for the first quarter of 2005 was $16.4 million, an increase of $5.1 million or 46% over the prior year amount of $11.3 million. The increase resulted from increased revenues of $4.2 million, a $2.9 million reduction in general and administrative expenses, increased gains on disposal of real estate of $0.2 million and reduced income tax expense of $0.6 million. These increases to net income were partially offset by an increase in depreciation and amortization of $0.9 million and increased net interest expense of $1.9 million.

General and administrative expenses for the three months ended March 31, 2005 were $5.4 million, compared to $8.3 million for the three months ended March 31, 2004, a decrease of $2.9 million. General and administrative expenses for the first quarter of fiscal 2005 include $1.8 million of costs incurred in association with MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder. General and administrative expenses for the first quarter of 2004 included $3.9 million of employee settlement costs. Excluding these items, general and administrative expenses decreased by $0.8 million from $4.4 million in the first quarter of 2004 to $3.6 million in the first quarter of 2005, primarily due to lower salaries and benefits.

The increase in net interest expense relates to interest incurred on the Company's Senior Unsecured Debentures of Cdn. $265.0 million issued in December 2004, partially offset by $0.4 million of interest capitalized related to projects under development and $1.4 million of interest income.

Excluding the impact of the $3.9 million of employee settlement expenses incurred in the first quarter of 2004, the Real Estate Business' effective tax rate decreased from 26.8% in the first quarter of 2004 to 18.5% in the first quarter of 2005. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates and tax rate reductions in Germany and Austria.

2    MI Developments Inc.      2005

MAGNA ENTERTAINMENT CORP. (MEC)

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's financial results for the first quarter of 2005 reflect the full quarter's operations for all of MEC's racetracks and related pari-mutuel wagering operations. The comparative results for the first quarter of 2004 do not reflect the operations of Magna Racino™, which opened on April 4, 2004.

Revenues for the first quarter of 2005 decreased 13% to $254.0 million from the prior year. The decrease in revenue for the three months ended March 31, 2005 is primarily attributable to the decrease in live race days at Golden Gate Fields due to a change in the racing calendar, lower levels of wagering at Santa Anita Park primarily due to excessive rainfall, the expiry of the Bay Meadows lease, and the redevelopment of Gulfstream Park.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), excluding the impact of dilution gains (losses) and minority interest, was $13.4 million in the three months ended March 31, 2005, compared to $34.5 million in the prior year. The $21.1 million decline in EBITDA for the three months ended March 31, 2005 is primarily attributable to the $38.6 million reduction in revenue, partially offset by a related $17.7 million reduction in purses, awards and other costs.

MEC incurred a net loss for the three months ended March 31, 2005 of $2.8 million compared to net income of $6.2 million in the prior year. The decrease in net income of $9.0 million is primarily due to the reduced EBITDA as noted previously, higher interest expense primarily as a result of increased borrowings in MEC's European and golf operations, and increased depreciation expense related primarily to fixed assets of the Magna Racino™, partially offset by a decrease in income tax expense.

At the end of the first quarter of 2005, the market value of MID's shareholding in MEC was $393.3 million, based on the closing price of $6.26 per share for MEC Class A Subordinated Voting Stock (NASDAQ:MECA) on that date.

OTHER MATTERS

Dividends

MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2005. A dividend of $0.15 per share is payable on or after June 15, 2005 to shareholders of record at the close of business on May 31, 2005.

FORWARD-LOOKING STATEMENTS

The contents of this press release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended March 31,
	2005	2004 Restated(2)
Net income(1)	$16,414	$11,269
Add back (deduct) non-cash items:
Depreciation and amortization	9,272	8,354
Future income taxes(3)	905	1,180
(Gain) loss on disposal of real estate	(98)	132

Funds from operations(1)	$26,493	$20,935

Funds from operations per share
Basic and diluted(1)	$0.55	$0.43

Average number of shares outstanding (thousands)
Basic	48,227	48,137
Diluted	48,299	48,195

(1)
The Real Estate Business' results for the three months ended March 31, 2004 reflect the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes). Excluding these expenses, net income was $14.3 million, FFO was $23.9 million(2), and diluted FFO per share was $0.50(2) for the Real Estate Business for the three months ended March 31, 2004.
(2)
RealPac announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. The FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the first quarter of 2004 were $22.4 million ($24.0 million excluding the employee settlement expenses) and $0.46 per share ($0.50 per share excluding the employee settlement expenses), respectively.
(3)
In the United States of America, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

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Management's Discussion and Analysis of Operations and Financial Position

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three months ended March 31, 2005. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2005 and the audited consolidated financial statements for the year ended December 31, 2004, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at May 1, 2005. Additional information relating to MID, including the Annual Information Form dated March 29, 2005, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties in North America and Europe (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("Magna Entertainment" or "MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

Several of MEC's racetrack properties, including the surrounding under-utilized lands, are located in premier urban real estate markets in the United States and are slated by MEC for development. MEC is also well-positioned to add alternative gaming at certain of its racetrack facilities. MID's relationship with MEC provides the Real Estate Business with the opportunity to participate in the development of these properties, including the development of alternative gaming facilities.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 47% of the Company's consolidated total assets as at March 31, 2005 and 88% of the Company's consolidated revenues for the three months ended March 31, 2005. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following table reflects the changes in the average exchange rates during the three months ended March 31,

MI Developments Inc.      2005    5

2005 and 2004, as well as the exchange rates as at March 31, 2005 and December 31, 2004, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average exchange rates for the three months ended March 31			Exchange rates as at
	2005	2004	Change	March 31, 2005	December 31, 2004	Change
1 Canadian dollar equals U.S. dollars	0.816	0.758	8%	0.823	0.831	(1%	)
1 euro equals U.S. dollars	1.311	1.248	5%	1.289	1.354	(5%	)

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the period as shown in the table above. The significant changes in these foreign exchange rates for the period impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but has not and will not enter into such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Overview

The Real Estate Business of MID comprises a global portfolio of 108 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 26.1 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. ("Magna") and its wholly-owned subsidiaries (Cosma, Decoma, Intier, Magna Donnelly, Magna Drivetrain, Magna Steyr and Tesma, collectively, the "Magna Group") are the tenants of all but two of the income-producing properties. The Magna Group, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia.

The terms of the Real Estate Business' lease arrangements with the Magna Group generally provide for the following:

•
Leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
Rent escalations based on either fixed-rate steps or inflation;

•
Renewal options tied to market rental rates or inflation;

•
Environmental indemnities from the tenant; and

•
Tenant's right of first refusal on sale of property.

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Results of Operations

Highlights

	Three months ended March 31,
(in millions, except per share information)
	2005	2004	Change
Revenues	$36.5	$32.3	13%
Net income(1)	$16.4	$11.3	46%
Funds from operations ("FFO")(1),(2)	$26.5	$20.9	27%
Diluted FFO per share(1),(2)	$0.55	$0.43	28%

(1)
The Real Estate Business' results for the three months ended March 31, 2004 reflect the impact of costs related to employee settlement expenses of $3.9 million ($3.0 million net of income taxes). Excluding these expenses, net income was $14.3 million, FFO was $23.9 million(2), and diluted FFO per share was $0.50(2) for the Real Estate Business for the three months ended March 31, 2004.

(2)
The Real Property Association of Canada ("RealPac") announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. The FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the first quarter of 2004 were $22.4 million ($24.0 million excluding the employee settlement expenses) and $0.46 per share ($0.50 per share excluding the employee settlement expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading "REAL ESTATE BUSINESS — Results of Operations — Funds From Operations".

	As at
(in millions, except except number of properties)	March 31, 2005	December 31, 2004	Change
Number of income-producing properties	108	107	1%
Leaseable area (sq.ft.)	26.1	25.6	2%
Annualized lease payments ("ALP")(1)	$144.5	$141.9	2%
Income-producing property, gross ("IPP")	$1,384.7	$1,385.1	–%
ALP as percentage of IPP	10.4%	10.2%

(1)
Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the period as noted previously in the table under the heading "GENERAL — Foreign Currencies".

Rental Revenue

Rental revenue, three months ended March 31, 2004	$32.3
Completed projects on-stream	2.1
Effect of changes in foreign currency exchange rates	1.4
Contractual rent increases	0.8
Decrease in straight-line rent adjustment	(0.3)
Vacancies and other	(0.3)

Rental revenue, three months ended March 31, 2005	$36.0

The strengthening of the average exchange rates for the euro and Canadian dollar against the U.S. dollar had a positive effect on reported U.S. dollar rental revenues.

Interest Income from MEC

Interest income from MEC of $0.5 million for the three months ended March 31, 2005 represents the interest charged to a subsidiary of MEC in relation to project financing provided by a subsidiary of MID for the

MI Developments Inc.      2005    7

re-development of the clubhouse and grandstand at MEC's Gulfstream Park racetrack in Florida commencing in December 2004.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2005 were $5.4 million, compared to $8.3 million for the three months ended March 31, 2004, a decrease of $2.9 million. General and administrative expenses for the first quarter of fiscal 2005 include $1.8 million of costs incurred in association with MID's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals requisitioned by one of MID's shareholders to have MID (i) dispose of its equity stake in MEC; and (ii) convert into a REIT or other income-oriented investment vehicle (collectively, the "Shareholder's Proposals"). General and administrative expenses for the first quarter of 2004 included $3.9 million of employee settlement costs. Excluding these items, general and administrative expenses decreased by $0.8 million from $4.4 million in the first quarter of 2004 to $3.6 million in the first quarter of 2005, primarily due to lower salaries and benefits.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 11% to $9.3 million for the three months ended March 31, 2005, compared to $8.4 million in the three months ended March 31, 2004. New projects brought on-stream since March 31, 2004 accounted for $0.5 million of this increase. The remaining increase was primarily a result of the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Interest Expense (Income), net

Net interest expense (excluding interest income from MEC discussed previously) was $1.7 million in the three months ended March 31, 2005, compared to $0.1 million of interest income for the three months ended March 31, 2004. The increase in net interest expense for the first quarter of 2005 relates to interest incurred on the Company's Senior Unsecured Debentures of Cdn. $265.0 million issued in December 2004 (the "Debentures"), partially offset by $0.4 million of interest capitalized related to projects under development and $1.4 million of interest income.

Gain (Loss) on Disposal of Real Estate

In the three months ended March 31, 2005, the Real Estate Business recognized a net gain of $0.1 million on the disposal of two properties held for sale, compared to a $0.1 million loss in the three months ended March 31, 2004.

Income Taxes

As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. In the three months ended March 31, 2005, the Real Estate Business' income tax expense was $3.7 million, representing an effective income tax rate of 18.5%. The effective rate in the first quarter of 2004 was impacted by $3.9 million of employee settlement expenses, including $1.4 million of non-deductible stock-based compensation expense. Excluding the impact of these items, the effective tax rate for the three months ended March 31, 2004 was 26.8%. The decrease in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates, and tax rate reductions in Germany and Austria.

Net Income

The Real Estate Business' net income increased by 46%, or $5.1 million, from $11.3 million of net income in the first quarter of fiscal 2004 to $16.4 million for the three months ended March 31, 2005. The increase resulted from increased revenues of $4.2 million, a $2.9 million reduction in general and administrative expenses, increased gains on disposal of real estate of $0.2 million and reduced income tax expense of $0.6 million. These increases to net income were partially offset by an increase in depreciation and amortization of $0.9 million and increased net interest expense of $1.9 million.

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Funds From Operations

	Three months ended March 31,
(in thousands, except per share information)	2005	2004 Restated(2)	Change
Net income(1)	$16,414	$11,269	46%
Add back (deduct) non-cash items:
Depreciation and amortization	9,272	8,354	11%
Future income taxes(3)	905	1,180	(23%	)
(Gain) loss on disposal of real estate	(98)	132

FFO(1)	$26,493	$20,935	27%
Diluted FFO per share(1)	$0.55	$0.43	28%
Diluted shares outstanding	48,299	48,195

(1)
Refer to footnote 1 under "REAL ESTATE BUSINESS — Results of Operations — Highlights".

(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Results of Operations — Highlights".

(3)
In the United States, the definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT") does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the United States definition prescribed by NAREIT.

Excluding the $3.9 million ($3.0 million net of income taxes) of employee settlement expenses incurred in the first quarter of 2004, the improvement in the Real Estate Business' FFO to $26.5 million for the three months ended March 31, 2005, compared to the FFO for the three months ended March 31, 2004, is due to a revenue increase of $4.2 million, and a $1.3 million decrease in current income tax expense, partially offset by a $1.0 million increase in general and administrative expenses, and an increase in net interest expense of $1.9 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2004	$141.9
Completed projects on-stream	3.2
Contractual rent increases	1.9
Effect of changes in foreign currency exchange rates	(2.2)
Vacancies and subsidies	(0.3)

Annualized lease payments, as at March 31, 2005	$144.5

Annualized lease payments at March 31, 2005 were $144.5 million, an increase of $2.6 million or 2% compared to annualized lease payments of $141.9 million at December 31, 2004. The table above presents the reasons for the increase in annualized lease payments during the first quarter of 2005. Annualized lease payments increased by $3.2 million from completed projects brought on-stream including (i) the completion of the remaining 221 thousand square feet of the 938 thousand square foot Bowling Green, Kentucky facility, which increased annualized lease payments by $1.6 million; (ii) the completion and acquisition of four expansion projects with 99 thousand square feet of leaseable area, which contributed $0.9 million; (iii) the acquisition of a 131 thousand square foot building in Brampton, Ontario, which contributed $0.6 million; and (iv) refurbishments to existing facilities, which contributed $0.1 million. Contractual rent increases were realized on approximately 8.3 million square feet of leaseable area with associated increases in annualized lease payments of $1.9 million. These increases were partially offset by $2.2 million of reduced annualized lease payments due to the increase in the value of the U.S. dollar against the euro and Canadian dollar at March 31, 2005, compared to December 31, 2004, and $0.3 million of decreases due to subsidies received from governments and vacancies.

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The annualized lease payments by currency at March 31, 2005 and December 31, 2004 were as follows:

	March 31, 2005		December 31, 2004
euro	$61.7	43%	$62.8	44%
Canadian dollar	42.4	29	40.9	29
U.S. dollar	38.1	26	35.9	25
Other	2.3	2	2.3	2

	$144.5	100%	$141.9	100%

Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $26.3 million in the three months ended March 31, 2005, compared to $22.5 million in the three months ended March 31, 2004. Cash flow from operations before changes in non-cash balances for the first quarter of 2005 increased over the first quarter of 2004 primarily as a result of increases in net income of $5.1 million and depreciation and amortization expense of $0.9 million, which were partially offset by non-cash interest income of $0.5 million, a $0.3 million reduction in future income tax expense and a $1.5 million decrease in stock-based compensation.

For the three months ended March 31, 2005, the Real Estate Business generated cash of $7.0 million from changes in non-cash balances, compared to $13.8 million of cash generated from changes in non-cash balances in the first quarter of 2004. The decrease of $6.8 million over the prior year is due primarily to accounts receivable collected in the prior year of $4.7 million, an increase in prepaid expenses of $0.7 million and increased payments of accounts payable and accrued liabilities of $1.4 million. The receivables collected in the prior year relate to rent outstanding back to December 31, 2003 due to revisions in the lease terms for one of the Real Estate Business' facilities prior to MID's spin-off from Magna.

Cash Used In Investing Activities

For the three months ended March 31, 2005, the Real Estate Business spent $23.0 million on real estate property development expenditures and received proceeds from the sale of real estate properties of $2.2 million. Cash used in investing activities by the Real Estate Business also includes $11.4 million of advances to a subsidiary of MEC for project financing related to the redevelopment of the Gulfstream clubhouse and grandstand.

Cash Provided By Financing Activities

In the three months ended March 31, 2005, the Real Estate Business generated $1.8 million of cash from the issuance of 70 thousand Class A Subordinate Voting Shares upon the exercise of stock options. In addition, $0.1 million of repayments of long-term debt were made.

Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2005	December 31, 2004
Income-producing real estate properties	$1,185.0	$1,189.4
Properties held for development	102.8	105.4
Properties under development	16.3	31.5
Properties held for sale	29.5	31.4

Real estate properties, net	$1,333.6	$1,357.7

10    MI Developments Inc.      2005

Income-Producing Properties

At March 31, 2005, the Real Estate Business had 108 income-producing properties under operating leases, representing 26.1 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by the Magna Group primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of the Magna Group. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico, and five other countries. The book value of the income-producing portfolio by country as at March 31, 2005 was as follows:

	Book Value	Percent of Total
Austria	$360.5	30%
Canada	348.2	29
U.S.	249.3	21
Germany	118.7	10
Mexico	67.8	6
Other countries	40.5	4

	$1,185.0	100%

Properties Under Development

Development properties consist of projects currently in progress. At March 31, 2005, there were three properties under development, including one in each of Canada, Mexico and Austria. These developments include new greenfield construction projects and expansions to existing facilities and, when completed, will add 0.4 million square feet to our income-producing portfolio. The total anticipated project costs related to these projects are approximately $26.3 million, of which $16.3 million had been spent as of March 31, 2005.

Properties Held for Development

At March 31, 2005, the Real Estate Business had 710.6 acres of land with a net book value of $102.8 million held for future development, down from 719.5 acres of land with a net book value of $105.4 million at December 31, 2004. The $2.6 million decrease in the net book value of properties held for development during the three months ended March 31, 2005 was due to the following reasons:

•
the transfer of land with net book value of $1.5 million into income-producing property; and

•
the strengthening of the U.S. dollar against the euro and the Canadian dollar, resulting in a decrease of $1.1 million in properties held for development.

Properties Held for Sale

At March 31, 2005, properties held for sale had a net book value of $29.5 million. In the U.S., properties held for sale had a net book value of $19.4 million and included a 273.0 acre parcel of vacant land. In Canada, properties held for sale had a net book value of $10.1 million and included four parcels of vacant land totaling 71.4 acres.

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, Ontario, Canada and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred (harness racing)

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racetracks, two racetracks that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. At the end of the fourth quarter of 2004, MEC ceased operations at Bay Meadows and Multnomah Greyhound Park as these were operations in leased facilities and the leases were not renewed. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering business known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. HRTV™ is currently distributed to more than 11 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to MEC's racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of MEC's premier racetracks. MEC has entered into a predevelopment management agreement with Forest City Enterprises, Inc. ("Forest City") with respect to the planned development of "The Village at Gulfstream Park™", a mixed-use retail, entertainment and residential project at Gulfstream Park. While MEC is exploring the development of some of its real estate, MEC intends to continue to sell its remaining properties held for sale (which had a book value of $2.5 million as of March 31, 2005) and may also sell its residential developments and certain other real estate in order to generate additional capital for its racing business.

Recent Developments and Initiatives

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors that will determine the viability and profitability of such an operation at one of MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms, and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation was passed in each of Pennsylvania and Oklahoma in 2004 and an initiative is currently underway to legalize slot machines at certain pari-mutuel facilities in Florida.

(a)   Pennsylvania

  The Pennsylvania Race Horse Development and Gaming Act (the "Act") was passed and signed into legislation in July 2004. The legislation authorizes the granting of slot machine licenses to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licenses to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities that successfully apply for slot machine licenses will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional

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  machines per facility with the approval of the Pennsylvania Gaming Control Board ("PGCB"). The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

  Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("Gross Terminal Revenues") to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horseracing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack, which are equivalent to 18% of that track's Gross Terminal Revenues.

  All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses and on the Pennsylvania horseracing industry in general. MEC intends to pursue an application for a slot machine license at The Meadows, MEC's racetrack in the Pittsburgh area, in accordance with the requirements of the legislation and associated regulations without delay. The PGCB, created under the legislation to implement and oversee licensee gaming operations, has been fully constituted, but has not yet released the slot machine licensees' operating regulations or form of licensee application. MEC is closely monitoring this process and will be in a position to pursue its application as soon as permitted by the PGCB.

  The Act has been subjected to legal challenge by various groups, a move that was not unanticipated at the time of the passage of this legislation. These legal challenges are currently in the courts and are being vigorously defended by both the State of Pennsylvania and interested industry representatives.

(b)   Oklahoma

  Under legislation that was approved by the citizens of the State of Oklahoma in a referendum held on November 2, 2004, Remington Park, MEC's Oklahoma City racetrack, will be permitted, subject to licensing, to operate 650 electronic gaming machines, subject to increases of an additional 50 machines in each of the third and fifth years after the issuance of the applicable license. One of the pre-conditions to Remington Park's right to operate gaming machines under the new legislation was the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes, which has now occurred. The Oklahoma Horse Racing Commission ("OHRC") is empowered under the legislation to oversee licensees' applications and operations and has now issued the form of regulations and applications it will require. MEC has commenced the license application process and is actively working to prepare Remington Park for gaming operations upon receipt of a gaming license.

(c)   Florida

  On November 2, 2004, Amendment 4 to the Florida State Constitution was approved, permitting the governing bodies of Broward and Miami-Dade counties to each hold a county-wide referendum on whether to authorize slot machines within existing, licensed pari-mutuel facilities that have conducted live racing during each of the last two years. The County referenda were held on March 8, 2005 and on that date, voters in Broward County approved the referendum questions by majority vote, which means that slot machines are authorized at qualifying pari-mutuel facilities in Broward County, subject to the enactment of applicable legislation and licensing. The Miami-Dade County referendum of the same date resulted in a vote against authorization of slot machines at qualifying pari-mutuel facilities in Miami-Dade County. Pursuant to Amendment 4, the state legislature is now required to adopt implementing legislation

MI Developments Inc.      2005    13

  with an effective date no later than July 1, 2005. MEC has entered into an agreement with Broward County, identical in principal terms to agreements entered into by the three other pari-mutuel facilities in that county, that contains, among other things, provision for payment to Broward County of 1.5% of Gross Terminal Revenues up to a level of $250.0 million of Gross Terminal Revenues and 2.0% on Gross Terminal Revenues in excess of $250.0 million. MEC is also required to enter into an agreement with the city in which Gulfstream Park is located, Hallandale Beach, providing for, among other things, a payment of a percentage of Gross Terminal Revenues to that city. MEC has spent approximately $4.9 million on the advancement of the state-wide referenda campaign and continue to incur lobbying costs during the state legislative campaigns.

The redevelopment of Gulfstream Park, which commenced in 2004, continued in the first quarter of 2005 concurrently with the 2005 race meet. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which were completed prior to the start of the 2005 race meet. The project also includes the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park is approximately $145.0 million, which MEC is partially financing through $115.0 million of project financing obtained from MID in December 2004. Since the project included the demolition of a substantial portion of the current buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made to minimize the disruption to the live racing operations; however, as with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted compared to prior year results. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet; however, with a project of this magnitude, there is a risk that the redevelopment will not be completed according to schedule.

The redevelopment of the racing surfaces at Laurel Park, which commenced in 2004, continued in the first quarter of 2005. The project includes significant modifications and enhancements to the racing surfaces, including the construction of a new, wider turf course. The new dirt track was completed in January 2005 and the new turf track is scheduled to be completed prior to the start of Laurel Park's 2005 summer meet, which commences on August 6, 2005. MEC is also considering a redevelopment of the entire stable area at Laurel Park. In the event that MEC proceeds with this redevelopment as currently contemplated, it would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at March 31, 2005 of the assets that would be demolished if this redevelopment is completed is approximately $3.1 million. If MEC decides to proceed with this redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season; however, with a project of this magnitude, there would likely be a temporary disruption to Laurel Park's operations during the racing season and there is a risk that the redevelopment would not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004 and expired on April 30, 2005, however both parties intend to informally operate under its terms until a new agreement can be finalized. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC established a joint account to

14    MI Developments Inc.      2005

be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. MEC has contributed $1.0 million to this initiative, of which $0.6 million was contributed in the first quarter of fiscal 2005. The deposits have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to March 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions; however, to March 31, 2005, it has not made any such contributions.

MEC has applied for horseracing licenses in certain other jurisdictions, including the Detroit, Michigan area, where MEC has proposed to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of the Company purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, the Company entered into an option agreement to sell 100% of the shares of its subsidiary, which holds the land in Romulus, Michigan, to a subsidiary of MEC for $33.5 million. The option expires on June 30, 2005. If MEC is unable to obtain a racing license for this site, then MEC would incur a write-down of the costs that have been incurred with respect to entitlements on this property and in the pursuit of this license. At March 31, 2005, MEC has incurred approximately $2.8 million of costs related to the property and in pursuit of the license.

The lease on MEC's Bay Meadows site expired December 31, 2004, and as a result MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California, for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Results of Operations

Basis of Presentation

The following discussion is based on MEC's actual results of operations included in MID's consolidated statements of income (loss) for the three months ended March 31, 2005 and 2004.

Racing Operations

In the first quarter of 2005, MEC operated its largest racetracks for 58 fewer live race days than in the prior year period, primarily due to a change in the racing calendar at Golden Gate Fields, which resulted in live race days being shifted to later in the year such that there was a reduction of 48 live race days in the first quarter of 2005. The remaining reduction in live race days were at Gulfstream Park, where additional days were shifted to the second quarter of 2005, and at The Maryland Jockey Club due to race day cancellations as a result of inclement weather. MEC's other racetracks operated an additional seven live race days in the three months ended March 31, 2005 compared to the prior year period, primarily due to an increase in live race days at The Meadows, where MEC shifted additional days into the first quarter of 2005 to minimize the disruption and loss of live race days during the proposed redevelopment contemplated for later in 2005, and the addition of live race days at Magna Racino™, as the racing facility did not open until the second quarter of 2004.

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Set forth below is a schedule of MEC's actual live race days by racetrack for the first quarter and awarded live race days for the remaining quarters of 2005 with comparatives for 2004.

Largest Racetracks	Q1 2005	Q1 2004	Awarded Q2 2005	Q2 2004	Awarded Q3 2005	Q3 2004	Awarded Q4 2005	Q4 2004	Total 2005(1)	Total 2004
Santa Anita Park(2)	69	69	11	10	—	—	6	5	86	84
Gulfstream Park	71	76	18	15	—	—	—	—	89	91
Golden Gate Fields	21	69	30	—	—	—	52	36	103	105
Bay Meadows(3)	—	—	—	55	—	23	—	26	—	104
Laurel Park	47	58	—	—	34	—	63	—	144	58
Lone Star Park	—	—	58	58	11	8	31	15	100	81
Pimlico Race Course	11	5	49	43	—	32	—	57	60	137

	219	277	166	181	45	63	152	139	582	660

Other Racetracks(4)
The Meadows	57	52	53	53	60	53	50	48	220	206
Thistledown	—	—	60	62	66	65	61	56	187	183
Flamboro Downs	63	65	65	65	65	65	64	63	257	258
Remington Park	4	4	28	24	35	34	32	31	99	93
Portland Meadows	37	36	7	10	—	—	35	32	79	78
Great Lakes Downs	—	—	35	42	51	60	19	16	105	118
Magna Racino™	3	—	17	23	14	17	11	10	45	50

	164	157	265	279	291	294	272	256	992	986

Total	383	434	431	460	336	357	424	395	1,574	1,646

(1)
Includes actual live race days for the first quarter of 2005 and awarded live race days for the remainder of 2005.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 31 days in 2005 compared to 26 days in 2004.

(3)
The lease on the Bay Meadows site expired December 31, 2004.

(4)
Excludes Colonial Downs, which is owned by a third party whose racing operations are managed by The Maryland Jockey Club.

Live race days are a significant factor in the operating and financial performance of MEC's racing business. Another significant factor is the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities, activity through MEC's XpressBet® and MagnaBet™ systems, the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports, the average field size per race, MEC's ability to attract the industry's top horses and trainers, inclement weather, and changes in the economy.

MEC's total revenues in the three months ended March 31, 2005 were $254.0 million, including $248.1 million from racing operations and $5.9 million from other operations. This compares to revenues of $292.7 million in the first quarter of 2004, which included $289.2 million from racing operations and $3.5 million from other operations. The revenue decrease of $38.7 million, or 13%, in MEC's racing operations is primarily attributable to:

1)
California revenues being below the prior year period by $35.2 million due primarily to:

•
the change in the racing calendar at Golden Gate Fields, whereby live race days have been shifted to later in the year such that live race days were reduced from 69 days in the first quarter of 2004 to only 21 days in the current year quarter;

•
lower levels of wagering at Santa Anita Park as a result of significant rainfall in Southern California, which resulted in the cancellation of a live race day and significantly reduced the number of races on the turf course (turf course races typically generate higher levels of wagering);

•
the expiry of the Bay Meadows lease on December 31, 2004; and

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2)
Florida revenues being below the prior year period by $6.7 million due primarily to the disruption of the racing operations as a result of the redevelopment project currently underway at Gulfstream Park. The live race meet conducted in the first quarter of 2005 operated out of temporary facilities and best efforts were made to minimize the negative impact of the disruption.

These reductions in revenues were partially offset by $1.5 million of increased revenues in MEC's European operations due to the opening of the Magna Racino™ and the commencement of RaceONTV™ and MagnaBet™ in the second quarter of 2004, an additional $1.3 million of golf course access fees being recognized in the first quarter of 2005 compared to the first quarter of 2004 due to the renewal of the golf course access fee agreements in November 2004, and an additional $0.9 million of revenues on the sale of housing units in MEC's European operations.

Purses, Awards and Other

Purses, awards and other expenses decreased 11% to $136.7 million in the three months ended March 31, 2005 from $154.4 million in the three months ended March 31, 2004, primarily due to decreased wagering at Golden Gate Fields and Santa Anita Park for reasons noted previously. As a percentage of gross wagering revenues, purses, awards and other increased from 62% in the three months ended March 31, 2004 to 63% in the three months ended March 31, 2005, primarily due to the mix of wagers made, the states the wagers were made in, and the mix of on-track versus off-track wagering.

Operating Costs

Operating costs decreased by $3.7 million, or 4%, to $86.2 million in the first quarter of 2005, primarily due to:

•
a decrease of $6.7 million in MEC's California operations as a result of the change in the racing calendar at Golden Gate Fields and the expiry of the Bay Meadows lease;

•
an increase of $3.0 million in MEC's European operations as a result of these business units being in operation for the entire first quarter of 2005 and only in early stages of start-up in the first quarter of 2004; and

•
an increase of $0.5 million in MEC's Florida operations as cost savings and expense reductions were offset by $3.9 million of amortization relating to the temporary facility construction costs at Gulfstream Park, which are being amortized over Gulfstream Park's 2005 race meet.

As a percentage of total revenues, operating costs increased from 31% in the three months ended March 31, 2004 to 34% in the three months ended March 31, 2005, primarily as a result of the decline in racing revenues.

General and Administrative Expenses

MEC's general and administrative expenses were $17.7 million in the first quarter of 2005, compared to $16.5 million in the first quarter of 2004. The increase of $1.2 million is primarily due to:

•
an increase of $0.8 million in MEC's European operations for reasons noted above under operating cost increases; and

•
an increase of $0.7 million in MEC's Technology operations as a result of severance costs at HRTV™ incurred in efforts to streamline administrative operations; partially offset by

•
a decrease of $0.3 million in MEC's Corporate and other operations as a result of focused efforts to reduce costs in all areas; and

•
decreases in MEC's other operations as a result of the expiry of the Bay Meadows lease and continued efforts to reduce costs in all areas, largely offset by increases in health and benefit costs.

As a percentage of total revenues, general and administrative expenses increased from 6% in the three months ended March 31, 2004 to 7% in the three months ended March 31, 2005, primarily as a result of the decline in racing revenues.

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Depreciation and Amortization Expense

Depreciation and amortization increased $1.6 million from $8.4 million in the first quarter of 2004 to $10.0 million in the first quarter of 2005, due to increased depreciation in MEC's European operations primarily at the Magna Racino™, which commenced operations and depreciation of fixed assets on April 4, 2004.

Interest Expense, net

MEC's net interest expense for the three months ended March 31, 2005 increased by $3.1 million over the same period in the prior year to $8.6 million. The higher net interest expense is primarily attributable to increased borrowings in MEC's European and Golf operations, and a decrease in the amount of interest capitalized. In the three months ended March 31, 2005, $1.0 million of interest was capitalized with respect to projects under development, compared to $1.8 million in the first quarter of 2004.

Gains on Disposal of Real Estate

MEC did not dispose of any real estate during the three months ended March 31, 2005. In the first quarter of 2004, MEC sold a non-core real estate property for proceeds of $4.0 million and realized a gain on disposal of $2.6 million.

Income Tax Expense (Recovery)

MEC recorded an income tax recovery of $0.4 million on a loss before dilution gains (losses), minority interest, and income taxes of $5.2 million for the first quarter of 2005, compared to an income tax provision of $9.6 million on MEC's income before dilution gains (losses), income taxes and minority interest of $20.6 million in the first quarter of 2004. MEC has not recognized the benefit of tax losses in the first quarter of 2005 for the majority of its operations.

Net Loss

For the first quarter of 2005, MEC's net loss was $2.8 million, compared to net income of $6.2 million in the first quarter of fiscal 2004. The net loss includes the impact of dilution gains (losses) and minority interest as detailed later in the MD&A under the heading "MID CONSOLIDATED — Results of Operations". The $9.0 million decrease is the result of a $23.2 million decrease in operating income, and lower gains from disposal of real estate of $2.6 million, partially offset by a $0.2 increase in dilution gains, lower income tax expense of $10.1 million and a lower minority interest expense of $6.5 million.

MEC Statements of Cash Flows

Cash Used by Operating Activities

Cash generated by operations before changes in non-cash working capital decreased to $1.3 million for the first quarter of 2005, compared to $17.7 million of cash generated in the first quarter of 2004, due to a $16.5 million decrease in earnings excluding depreciation and amortization, gains on disposal of real estate, future income tax expense, and minority interest. In the first quarter of 2005, cash used by changes in non-cash balances was $12.9 million, compared to $7.0 million in the first quarter of fiscal 2004. The use of cash by non-cash balances in the first quarter of 2005 was primarily due to increases in restricted cash, accounts receivable, and prepaid expenses, partially offset by increases in accounts payable and accrued liabilities, deferred revenue, and income taxes payable at March 31, 2005, compared to the respective balances at December 31, 2004.

Cash Used in Investing Activities

Cash used in investment activities during the three months ended March 31, 2005 was $20.9 million, including expenditures of $22.4 million on real estate property and fixed asset additions and $0.1 million on other asset additions, partially offset by $1.6 million of net proceeds received on the disposal of real estate properties. Expenditures on real estate property and fixed asset additions in the first quarter of 2005 consisted of

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$15.6 million on the Gulfstream redevelopment, $8.9 million at The Maryland Jockey Club, $1.5 million on maintenance capital improvements and $3.1 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations.

Cash Provided by Financing Activities

Cash provided by financing activities was $20.3 million in the three months ended March 31, 2005, arising from the issuance of debt of $22.5 million, partially offset by repayments of long-term debt of $1.7 million and bank indebtedness of $0.5 million. The issuance of debt of $22.5 million is comprised of $11.4 million of advances on the Gulfstream Park project financing arrangement with MID and $11.1 million of debt incurred by a Canadian subsidiary of MEC through a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement.

MID CONSOLIDATED

Results of Operations

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three months ended March 31, 2005. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Results of Operations" and "MAGNA ENTERTAINMENT CORP. — Results of Operations", respectively.

Revenues

Consolidated revenues for the first quarter of 2005 decreased by $34.9 million, or 11%, to $290.0 million compared to the prior year. Revenues in the Real Estate Business, excluding interest income from MEC, increased by $3.7 million, or 12% for the three months ended March 31, 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the euro and Canadian dollar, and contractual rent increases. MEC's revenues decreased by $38.7 million, or 13% for the first quarter of 2005, primarily due to a reduction of 48 racing days at Golden Gate Fields due to a change in the racing calendar, interruptions of racing operations at Gulfstream Park due to its redevelopment project, lower wagering at Santa Anita Park due to excessive rainfall, and the expiry of the Bay Meadows lease on December 31, 2004.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $15.6 million, or 5%, to $275.6 million for the first quarter of 2005.

Operating costs and expenses in the Real Estate Business decreased marginally to $16.4 million in the three months ended March 31, 2005 compared to $16.5 million in the first quarter of 2004. As discussed previously, general and administrative costs decreased by $2.9 million while interest costs increased by $1.9 million and depreciation and amortization increased by $0.9 million.

MEC's operating costs and expenses decreased to $259.3 million in the first quarter of fiscal 2005 compared to $274.7 million in the prior year. Operating costs and expenses decreased primarily due to the $17.7 million decrease in purses, awards and other expenses caused primarily by decreased wagering at Golden Gate Fields and Santa Anita Park.

Gain (Loss) on Disposal of Real Estate

For the three months ended March 31, 2005, the Company recognized a gain of $0.1 million on the disposal of real estate, compared to a gain of $2.5 million in the first quarter of 2004. During the first quarter of 2005, the Real Estate Business had a gain of $0.1 million on the sale of two properties held for sale. In the first quarter of 2004, MEC sold a non-core real estate property for proceeds of $4.0 million and realized a gain on disposal of $2.6 million while the Real Estate Business had a loss on disposal of real estate of $0.1 million.

MI Developments Inc.      2005    19

Dilution Gains (Losses)

During the three months ended March 31, 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 14,175 shares pursuant to stock-based compensation arrangements. During the three months ended March 31, 2004, the Company recorded dilution losses of $0.1 million related to its investment in MEC as a result of MEC's issuance of 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock-based compensation arrangements.

Income Taxes

For the three months ended March 31, 2005, income tax expense of $3.3 million was recorded against income before dilution gains (losses), income tax expense and minority interest of $14.5 million. By comparison, in the first quarter of 2004, an income tax expense of $14.0 million resulted from income before income tax expense, minority interest and dilution gains (losses) of $36.1 million. MEC has not recognized the benefit of tax losses in the first quarter of 2005 for the majority of its operations.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC resulted in a recovery of $2.0 million for the three months ended March 31, 2005, compared to an expense of $4.5 million for the three months ended March 31, 2004. The minority interest recovery increased because MEC's loss excluding the effect of minority interest and dilution gains (losses) increased by $15.7 million, from income of $10.9 million for the first quarter of 2004 to a loss of $4.8 million for the first quarter of 2005.

Net Income

The Company had net income of $13.2 million in the first quarter of 2005, compared to $17.5 million in the first quarter of 2004. The change was caused by a $4.7 million increase in the Real Estate Business' net income, excluding $0.4 million of net income generated from the project financing advances provided to a subsidiary of MEC, and a $9.0 million decrease in MEC's net income.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $26.5 million during the first quarter of 2005 and at March 31, 2005 had cash and cash equivalents of $228.8 million and shareholders' equity of $1.3 billion. The Real Estate Business also had an unused and available credit facility of $49.7 million at March 31, 2005.

The outstanding long-term debt in the Real Estate Business at March 31, 2005 was $223.9 million, which is comprised of $217.2 million of the Debentures and $6.7 million of mortgages payable on two properties.

Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities. With shareholders' equity of $1.3 billion at March 31, 2005, the Real Estate Business' debt to total capitalization ratio is 14%. Management believes that the Real Estate Business' cash resources, funds from operations, and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

MEC's working capital, excluding cash and cash equivalents, bank indebtedness, and the current portion of long-term debt, was ($53.0) million at March 31, 2005, compared to ($72.5) million at December 31, 2004. The increase in working capital, excluding cash and cash equivalents' bank indebtedness, and the current portion of long-term debt, was primarily related to an increase in current assets excluding cash and cash equivalents of $16.3 million and a decrease in current liabilities excluding bank indebtedness and the current portion of long-term debt of $3.2 million.

20    MI Developments Inc.      2005

On December 9, 2004, a subsidiary of MID entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida and $77.0 million for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania. Advances under the project financing facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility, backstretch and related site works at Gulfstream, and reconstruction of the clubhouse/grandstand facility, slot machine facility and related site works at The Meadows.

The project financing facilities have terms of 10 years from the relevant completion dates for the construction projects at Gulfstream and The Meadows. The anticipated completion dates for Gulfstream and The Meadows are the first and fourth quarters of 2006, respectively. Prior to the relevant completion dates, amounts outstanding under each facility will bear interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. After the relevant completion date, amounts outstanding under each facility will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2008, payment of interest will be deferred. Commencing January 1, 2008, the project financing lender will receive monthly blended payments of principal and interest based on a 25-year amortization period commencing on the relevant completion date.

The project financing facilities contain cross-guarantee, cross-default and cross-collateralization provisions. Each facility is secured principally by first-ranking security over the lands forming part of the relevant racetrack operations at Gulfstream and The Meadows and certain lands adjacent to the racetrack operations at Gulfstream and over all other assets of the relevant borrower, excluding licences and permits. In addition, each borrower covenants not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrowers. The Meadows project will require additional financing to fund the cost of other slot related expenditures (slot licence and machines, furnishings and equipment), which MEC is expected to seek from third party lenders or investors. The project financing lender has agreed, subject to entering into a satisfactory intercreditor agreement, to subordinate its security in The Meadows facility to the third party lender up to a maximum amount of $110.0 million.

As at March 31, 2005, there was a balance of $38.3 million due under the Gulfstream project facility, including $0.6 million of accrued interest. No amount has been advanced under The Meadows project facility.

In December 2004, one of MEC's European subsidiaries entered into a financing arrangement that is secured by an assignment of the future amounts receivable under the Fontana Sports access agreement. MEC received proceeds of 17.6 million Euros in December 2004 that are repayable in nine annual instalments of 2.5 million Euros commencing January 1, 2006 until the last instalment has been made in 2014. The interest rate implicit in the arrangement is 5.2%. At March 31, 2005, $22.7 million was outstanding under this arrangement. On February 18, 2005, one of MEC's Canadian subsidiaries entered into a similar arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of Cdn. $13.7 million that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the last instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%. At March 31, 2005, $11.3 million was outstanding under this arrangement. On April 5, 2005, the same Canadian subsidiary entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. The amount of the loan is $16.9 million (Cdn. $20.5 million) and is repayable in six annual instalments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum.

MEC's $50.0 million senior secured revolving credit facility will expire on October 10, 2005, but may be further extended with the consent of both parties. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries that own and operate Golden Gate Fields and Santa Anita Park. At March 31, 2005, MEC had borrowed $27.0 million and issued letters of credit totalling $22.6 million under this facility. On February 18, 2005, MEC amended the credit agreement including the financial covenants for this facility. At March 31, 2005, MEC was not in compliance with certain of the financial covenants contained in the amended credit agreement. A waiver for the financial covenants breach at March 31, 2005 was obtained from the lender

MI Developments Inc.      2005    21

on April 26, 2005. MEC has also obtained a waiver in the event that it is in breach of certain of the financial covenants at June 30, 2005, which is the next and only remaining quarterly reporting date required under the facility prior to its expiration on October 10, 2005. MEC is currently negotiating with the lender to amend the credit agreement, including the financial covenants for this facility.

On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At March 31, 2005, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

At March 31, 2005, MEC had cash and cash equivalents of $47.9 million and shareholders' equity and minority interest totalling $579.2 million. MEC also had unused and available credit facilities of approximately $0.4 million at March 31, 2005.

MEC expects that during the remainder of 2005, in order to fund its current planned operations and the implementation of MEC's strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and sources of funds from one or more of the following possible sources: the sale of real estate holdings and other assets; project financing and equity for alternative gaming developments; investments by partners in certain of MEC's racetracks and other business operations; and additional debt, equity and other sources of funds through public and private sources, which could include MID. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's business, operations and financial condition may be materially adversely affected, including, without limitation, MEC's ability to add alternative gaming to its racetracks where permitted or improve or expand its operations as planned.

MEC believes that its current cash resources, cash flow from racing and real estate operations, including proceeds from the anticipated sales of real estate holdings and other assets, will be sufficient to finance its operations and maintenance capital expenditure program during the next year. MEC is currently in active discussions to secure additional financing and sources of funds from, and may enter into transactions with, a variety of public and private sources, which could include MID.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND
OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2004. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's commitments. contractual obligations and contingencies, refer to note 13 to the unaudited interim consolidated financial statements for the three months ended March 31, 2005. There were no other material changes in the Company's off-balance sheet arrangements during the three months ended March 31, 2005.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions with Magna is detailed in the annual financial statements for the year ended December 31, 2004. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, please refer to note 12 to the unaudited interim consolidated financial statements for the three months ended March 31, 2005.

22    MI Developments Inc.      2005

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,712,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 7 to the unaudited interim consolidated financial statements.

DIVIDENDS

In March 2005, the Company declared its first quarterly dividend with respect to the three-month period ended December 31, 2004. The dividend of $0.09 per Class A Subordinate Voting Share and Class B Share was paid on April 15, 2005 to shareholders of record at the close of business on March 31, 2005. On April 4, 2005, the Company announced that its Board of Directors has determined that the annual dividend payable to holders of the Company's Class A Subordinate Voting Shares and Class B Shares for 2005 will be increased to $0.60 per share. Accordingly, subsequent to the quarter end, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three month period ended March 31, 2005 which will be paid on June 15, 2005 to shareholders of record at the close of business on May 31, 2005.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Standards Adopted in 2005

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants ("CICA") approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

Standards to be Adopted after 2005

The Company will be required to adopt the following pronouncements after fiscal 2005. Although the Company does not expect any of these pronouncements to have a material effect, upon adoption, on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company's consolidated financial statements has not yet been determined.

Other Comprehensive Income, Financial Instruments, and Hedges

In January 2005, the CICA issued three new standards in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges" (collectively, the "New Standards"). These standards provide further guidance for how financial instruments are to be reported in financial statements as follows:

•
All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

•
Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

•
Certain gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the income statement in Other Comprehensive Income.

MI Developments Inc.      2005    23

The issuance of the New Standards also resulted in the following standards being significantly amended and re-issued (collectively, the "Re-issued Standards"):

•
CICA Handbook Section 1651, "Foreign Currency Translation" (previously CICA Handbook Section 1650) has been updated to amend certain measurement, recognition and disclosure requirements in accordance with the New Standards.

•
CICA Handbook Section 3861 "Financial Instruments — Recognition and Measurement (previously CICA Handbook Section 3860) has been updated to modify disclosure requirements for financial instruments in conjunction with the New Standards.

The New Standards and Re-issued Standards are effective for fiscal years beginning on or after October 1, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. The Company has not adopted these standards for fiscal 2005.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this MD&A, MID uses words such as "will", "expect", "should" and similar expressions to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good-faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual results to differ materially from such forward-looking statements. Such risks are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

24    MI Developments Inc.      2005

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q2'04	Q3'04	Q4'04	Q1'05
Revenue:
Real Estate Business(1)	$31,121	$31,398	$33,996	$36,484
MEC(5)	191,451	105,596	135,467	254,028
Eliminations(7)	—	—	(85)	(510)

	$222,572	$136,994	$169,378	$290,002

Net income (loss):
Real Estate Business(1),(2)	$11,905	$11,513	$17,576	$16,414
MEC(3),(4),(5)	(8,221)	(27,450)	(28,298)	(2,799)
Eliminations(7)	—	—	(3,046)	(433)

	$3,684	$(15,937)	$(13,768)	$13,182

Basic and diluted
earnings (loss) per share	$0.08	$(0.33)	$(0.29)	$0.27

	Q2'03	Q3'03	Q4'03	Q1'04
Revenue:
Real Estate Business(1)	$29,168	$29,485	$30,969	$32,257
MEC(5)	188,267	104,475	134,929	292,674

	$217,435	$133,960	$165,898	$324,931

Net income (loss):
Real Estate Business(1),(2)	$4,641	$10,930	$10,331	$11,269
MEC(3),(4),(5)	742	(9,556)	(60,737)	6,252

	$5,383	$1,374	$(50,406)	17,521

Basic and diluted
earnings (loss) per share(6)	N/A	$0.02	$(1.05)	$0.36

(1)
Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) result in fluctuations in the reported U.S. dollar value of the Real Estate Business' results of operations. Fluctuations in the quarterly results are driven by these foreign exchange rates.

(2)
The Real Estate Business' results for the first quarter of 2005 include $1.8 million of costs ($1.2 million net of income taxes) incurred in association with the Shareholder's Proposals. The Real Estate Business' results for fiscal 2004 include (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge incurred in the second quarter ($2.0 million charge) and fourth quarter ($0.6 million credit) in order to revalue future tax assets related to European operations to reflect changes in corporate income tax rates.

(3)
MEC's results of operations include $26.7 million ($15.6 million after related minority interest recovery) of non-cash write-downs of MEC's long-lived assets recorded during the second quarter of 2004 ($134.9 million, or $47.9 million after related tax and minority interest recoveries, in the fourth quarter of 2003).

(4)
Net income (loss) for MEC is net of minority interest and dilution gains (losses).

(5)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details.

(6)
Earnings (loss) per share are calculated based on the Company's results from August 30, the date after which the Company's shares were effectively outstanding.

(7)
Transactions between the Real Estate Business and Magna Entertainment Corp. have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 12 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

MI Developments Inc.      2005    25

Interim Consolidated
Financial Statements and Notes
 For the three months ended March 31, 2005

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended March 31,
	2005	2004	2005	2004	2005	2004
Revenues
Rental revenue	$35,974	$32,257	$35,974	$32,257	$—	$—
Racing and other	254,028	292,674	—	—	254,028	292,674
Interest income from MEC (note 12)	—	—	510	—	—	—

	290,002	324,931	36,484	32,257	254,028	292,674

Operating costs and expenses
Purses, awards and other	136,695	154,388	—	—	136,695	154,388
Operating costs	86,198	89,858	—	—	86,198	89,858
General and administrative (note 12)	23,071	24,813	5,459	8,327	17,689	16,486
Depreciation and amortization	19,303	16,774	9,272	8,354	10,031	8,420
Interest expense (income), net	10,360	5,414	1,717	(135)	8,643	5,549

Operating income (loss)	14,375	33,684	20,036	15,711	(5,228)	17,973
Gain (loss) on disposal of real estate	98	2,465	98	(132)	—	2,597
Dilution gains (losses)	7	(143)	—	—	7	(143)

Income (loss) before income taxes and minority interest	14,480	36,006	20,134	15,579	(5,221)	20,427
Income tax expense (recovery)	3,286	13,959	3,720	4,310	(434)	9,649
Minority interest	(1,988)	4,526	—	—	(1,988)	4,526

Net income (loss)	$13,182	$17,521	$16,414	$11,269	$(2,799)	$6,252

Basic and diluted earnings per Class A Subordinate Voting or Class B share (note 3)	$0.27	$0.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 3)
Basic	48,227	48,137
Diluted	48,299	48,195

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

Three months ended March 31,	2005	2004
Deficit, beginning of period	$(79,932)	$(53,622)
Net income	13,182	17,521
Dividends	(4,343)	(4,334)

Deficit, end of period	$(71,093)	$(40,435)

See accompanying notes

26    MI Developments Inc.      2005

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

					Magna Entertainment Corp.
	Consolidated		Real Estate Business
Three Months Ended March 31,
	2005	2004	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income (loss)	$13,182	$17,521	$16,414	$11,269	$(2,799)	$6,252
Items not involving current cash flows (note 10)	14,408	22,734	9,841	11,251	4,057	11,483
Changes in non-cash balances (note 10)	(5,859)	6,751	7,023	13,769	(12,882)	(7,018)

Cash provided by (used in) operating activities	21,731	47,006	33,278	36,289	(11,624)	10,717

INVESTMENT ACTIVITIES
Property and fixed asset additions	(45,429)	(34,553)	(23,030)	(6,291)	(22,399)	(28,262)
Proceeds on disposal of real estate properties	3,785	5,278	2,175	1,265	1,610	4,013
Other assets additions	(122)	(500)	(14)	(51)	(108)	(449)
Loan receivable from MEC (note 12)	—	—	(11,366)	—	—	—

Cash used in investment activities	(41,766)	(29,775)	(32,235)	(5,077)	(20,897)	(24,698)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(500)	2,000	—	—	(500)	2,000
Issuance of long-term debt	11,027	18,381	—	—	11,027	18,381
Repayment of long-term debt	(1,820)	(1,468)	(75)	(78)	(1,745)	(1,390)
Loan payable to MID, net (note 12)	—	—	—	—	11,443	—
Issuance of shares	1,799	721	1,799	721	—	—
Minority investment in subsidiary	—	852	—	—	—	852
Dividends paid	—	(4,334)	—	(4,334)	—	—

Cash provided by (used in) financing activities	10,506	16,152	1,724	(3,691)	20,225	19,843

Effect of exchange rate changes on cash and cash equivalents	(3,459)	(1,331)	(2,799)	(454)	(660)	(877)

Net increase (decrease) in cash and cash equivalents during the period	(12,988)	32,052	(32)	27,067	(12,956)	4,985
Cash and cash equivalents, beginning of period	289,690	129,894	228,874	30,087	60,816	99,807

Cash and cash equivalents, end of period	$276,702	$161,946	$228,842	$57,154	$47,860	$104,792

See accompanying notes

MI Developments Inc.      2005    27

Consolidated Balance Sheets
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$276,702	$289,690	$228,842	$228,874	$47,860	$60,816
Restricted cash	31,799	26,575	—	—	31,799	26,575
Accounts receivable	68,702	61,484	10,344	12,356	58,358	49,128
Income taxes receivable	—	2,073	—	—	—	2,073
Prepaid expenses and other	21,144	16,570	851	212	20,293	16,358

	398,347	396,392	240,037	241,442	158,310	154,950

Real estate properties, net (note 4)	2,244,959	2,269,842	1,333,573	1,357,700	912,062	912,243
Fixed assets, net	54,299	56,161	507	532	53,792	55,629
Racing licenses	240,229	240,893	—	—	240,229	240,893
Other assets, net (note 12)	16,230	18,348	2,372	2,430	16,661	18,863
Loan receivable from MEC (note 12)	—	—	38,302	26,426	—	—
Deferred rent receivable	13,684	13,851	13,684	13,851	—	—
Future tax assets	48,222	44,379	8,365	9,134	39,857	35,245

	$3,015,970	$3,039,866	$1,636,840	$1,651,515	$1,420,911	$1,417,823

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 5)	$27,000	$27,500	$—	$—	$27,000	$27,500
Accounts payable and accrued liabilities	168,383	176,756	38,871	39,520	129,512	137,236
Income taxes payable	7,627	5,907	5,691	5,907	1,936	—
Dividends payable	4,343	—	4,343	—	—	—
Long-term debt due within one year	23,527	18,076	316	313	23,211	17,763
Deferred revenue	32,017	29,434	—	—	32,017	29,434

	262,897	257,673	49,221	45,740	213,676	211,933

Long-term debt (notes 6, 14)	248,092	248,003	6,364	6,505	241,728	241,498
Senior unsecured debentures	217,244	219,228	217,244	219,228	—	—
Note obligations	211,060	211,062	—	—	211,060	211,062
Loan payable to MID (note 12)	—	—	—	—	38,302	26,426
Future tax liabilities	170,169	169,781	33,229	33,325	136,940	136,456
Minority interest	249,248	253,726	—	—	249,248	253,726

	1,358,710	1,359,473	306,058	304,798	1,090,954	1,081,101

Shareholders' equity:
Class A Subordinate Voting Shares (note 7)	1,557,016	1,554,779
Class B Shares (note 7)	17,893	17,893
Contributed surplus (note 8)	2,037	2,387
Deficit	(71,093)	(79,932)
Currency translation adjustment	151,407	185,266

	1,657,260	1,680,393	1,330,782	1,346,717	329,957	336,722

	$3,015,970	$3,039,866	$1,636,840	$1,651,515	$1,420,911	$1,417,823

Commitments and contingencies (note 13)
See accompanying notes

28    MI Developments Inc.      2005

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2005 and 2004 and for the three months ended March 31, 2005 and 2004 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2004, except as disclosed in note 2.

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively "MID" or the "Company"). MID is the former real estate division of Magna International Inc. ("Magna") and became a separate, publicly traded company on September 2, 2003.

The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track, and account wagering markets. The Company owns approximately 59% of MEC's total equity, representing 96% of the total votes attached to its outstanding stock. MEC's results are consolidated with the Company's results, with minority ownership accounted for as minority interest.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2005 and 2004 and the results of operations and cash flows for the three month periods March 31, 2005 and 2004.

MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. A disproportionate share of annual revenues and net income (loss) is earned in the first quarter of each year.

Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 11 to the unaudited interim consolidated financial statements. Related party transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 12, are eliminated in the consolidated results of operations and financial position of the Company.

MI Developments Inc.      2005    29

2.     ACCOUNTING CHANGE

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants approved Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company's consolidated financial statements.

3.     EARNINGS PER SHARE

Diluted earnings per share for the three months ended March 31, 2005 and 2004 are computed as follows:

Three months ended March 31,	2005	2004
Net income	$13,182	$17,521

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,227	48,137
Stock options (thousands)	72	58

	48,299	48,195

Diluted earnings per Class A Subordinate Voting or Class B Shares	$0.27	$0.36

The computation of diluted earnings per share for the three months ended March 31, 2004 excludes the effect of the potential exercise of 100,000 options to acquire Class A Subordinate Voting Shares because the effect would be anti-dilutive.

30    MI Developments Inc.      2005

4.     REAL ESTATE PROPERTIES

Real estate properties consist of:

	March 31, 2005	December 31, 2004
Real Estate Business
Income-producing properties under operating leases
Land	$196,175	$198,940
Buildings, parking lots and roadways – cost	1,188,515	1,186,112
Buildings, parking lots and roadways – accumulated depreciation	(199,723)	(195,654)

	1,184,967	1,189,398

Development properties
Land and improvements	102,779	105,408
Properties under development	16,311	31,477

	119,090	136,885

Properties held for sale	29,516	31,417

	1,333,573	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	218,360	219,028
Buildings – cost	446,750	426,947
Buildings – accumulated depreciation	(78,719)	(73,269)
Construction in progress	94,238	104,596

	680,629	677,302

Excess racetrack properties	97,562	98,332

Development properties
Land and improvements	49,500	49,400
Properties under development	1,428	1,222

	50,928	50,622

Revenue-producing non-racetrack properties
Land and improvements	36,605	37,543
Buildings – cost	54,871	56,957
Buildings – accumulated depreciation	(11,042)	(11,025)

	80,434	83,475

Properties held for sale	2,509	2,512

	912,062	912,243

Eliminations (note 12)	(676)	(101)

Consolidated	$2,244,959	$2,269,842

5.     BANK INDEBTEDNESS

MEC has a senior secured revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries that own and operate Golden Gate Fields and Santa Anita Park. At March 31, 2005, MEC had borrowings under the facility of $27.0 million (December 31,

MI Developments Inc.      2005    31

2004 — $27.5 million) and had issued letters of credit totalling $22.6 million (December 31, 2004 — $21.9 million) under the credit facility, such that $0.4 million was unused and available. The credit facility expires on October 10, 2005, and may be extended with the consent of both parties.

The loans under the credit facility bear interest at either the U.S. base rate or the London Interbank Offered Rate ("LIBOR") plus a margin based on MEC's ratio of debt to earnings before interest, income taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at March 31, 2005 was 6.3% (December 31, 2004 — 6.0%).

On February 18, 2005, MEC amended its credit agreement including the financial covenants for this facility. At March 31, 2005, MEC was not in compliance with certain of the financial covenants contained in the amended credit agreement. A waiver for the financial covenants breach at March 31, 2005 was obtained from the lender on April 26, 2005. MEC has also obtained a waiver in the event that it is in breach of certain of the financial covenants at June 30, 2005, which is the next and only remaining quarterly reporting date required under the facility prior to its expiration on October 10, 2005. MEC is currently negotiating with the lender to amend the credit agreement, including the financial covenants for this facility.

6.     LONG-TERM DEBT

On February 18, 2005, one of MEC's Canadian subsidiaries entered into a financing arrangement, that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement. MEC received proceeds of $11.1 million (Cdn. $13.7 million) that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%.

7.     SHARE CAPITAL

Changes in Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	30,000	910	—	—	30,000	910

Issued and outstanding, March 31, 2004, June 30, 2004, and September 30, 2004	47,612,083	1,553,811	548,238	17,893	48,160,321	1,571,704
Issued on exercise of stock options	30,000	968	—	—	30,000	968

Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005	47,712,083	$1,557,016	548,238	$17,893	48,260,321	$1,574,909

32    MI Developments Inc.      2005

8.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Contributed surplus, January 1, 2005	$2,387
Stock-based compensation	88
Transfer to share capital on exercise of stock options	(438)

Contributed surplus, March 31, 2005	$2,037

9.     STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.72 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID grants stock options to certain directors, officers, key employees and consultants to purchase MID's Class A Subordinate Voting Shares. 1/5th of options vest on the date of grant, and remaining options vest over a period of 4 years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in MID's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	490,000	33.16	575,000	31.85
Granted	—	—	100,000	39.26
Exercised	(70,000)	31.85	(30,000)	31.85

Stock options outstanding, March 31	420,000	33.38	645,000	33.05

Stock options exercisable, March 31	146,000	32.73	225,000	32.54

  During the three months ended March 31, 2004, there were 100,000 MID stock options granted with a weighted average fair value of $7.57 per option. These 100,000 MID stock options were subsequently cancelled during the three months ended September 30, 2004.

  The fair value of MID stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended March 31,	2005	2004
Risk-free interest rate	—	3.0%
Expected dividend yield	—	1.20%
Expected volatility of MID's Class A Subordinate Voting Stock	—	30.2%
Weighted average expected life (years)	—	4.0

  During the three months ended March 31, 2005, the Real Estate Business recognized $0.1 million (2004 — $1.6 million) of stock-based compensation expense.

MI Developments Inc.      2005    33

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

  Activity in MEC's option plan was as follows:

	2005		2004
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,500,500	6.18	4,841,500	6.14
Granted	490,000	6.40	150,000	6.33
Exercised	—	—	(175,000)	4.87
Forfeited	(145,000)	6.76	(144,000)	6.94

Stock options outstanding, March 31	4,845,500	6.19	4,672,500	6.16

Stock options exercisable, March 31	4,089,430	6.12	3,863,311	6.10

  During the three months ended March 31, 2005, there were 490,000 (2004 — 150,000) MEC stock options granted with a weighted average fair value of $3.00 (2004 — $2.25) per option.

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended March 31,	2005	2004
Risk-free interest rate	4.0%	3.0%
Expected dividend yield	—	0.84%
Expected volatility of MEC's Class A Subordinate Voting Stock	55.1%	57.8%
Weighted average expected life (years)	4.0	4.0

  During the three months ended March 31, 2005, MEC recognized $0.2 million (2004 — $0.2 million) of stock-based compensation expense.

34    MI Developments Inc.      2005

10.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

Three months ended March 31,	2005	2004
Real Estate Business
Depreciation and amortization	$9,272	$8,354
Interest income from MEC	(510)	—
Future income taxes	905	1,180
Stock-based compensation expense	88	1,640
(Gain) loss on disposal of real estate	(98)	132
Straight-line rent adjustment	115	(174)
Other	69	119

	9,841	11,251

MEC
Gain on disposal of real estate	—	(2,597)
Depreciation and amortization	10,031	8,420
Future income taxes	(4,254)	464
Stock-based compensation expense	294	298
Minority interest	(1,988)	4,526
Dilution (gains) losses	(7)	143
Other	(19)	229

	4,057	11,483

Eliminations (note 12)	510	—

Consolidated	$14,408	$22,734

(b)
Changes in non-cash balances:

Three months ended March 31,	2005	2004
Real Estate Business
Accounts receivable	$1,597	$6,299
Prepaid expenses and other	(648)	82
Accounts payable and accrued liabilities	6,190	7,563
Income taxes payable	(116)	(175)

	7,023	13,769

MEC
Restricted cash	(5,242)	(17,238)
Accounts receivable	(8,820)	(28,077)
Prepaid expenses and other	(5,059)	(10,425)
Accounts payable and accrued liabilities	208	30,627
Deferred revenue	2,378	8,447
Income taxes receivable/payable	3,653	9,648

	(12,882)	(7,018)

Consolidated	$(5,859)	$6,751

MI Developments Inc.      2005    35

11.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly owned and publicly traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, two standardbred racetracks, and two racetracks that run both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, XpressBet®, a United States national Internet and telephone account wagering business, and MagnaBet™, a European account wagering service. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the Unites States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, and three residential developments in various stages of development in Austria, the United States and Canada.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

12.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, Magna's Chairman of the Board, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

Loan receivable from MEC

On December 9, 2004, a subsidiary of MID entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million for the reconstruction of facilities at Gulfstream Park racetrack in Florida and $77.0 million for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania.

As at March 31, 2005, there was a balance of $38.3 million (December 31, 2004 — $26.4 million) due under the Gulfstream Park project facility including $0.6 million (December 31, 2004 — $0.1 million) of accrued interest. No amount had been advanced under The Meadows project facility as at March 31, 2005.

36    MI Developments Inc.      2005

Approximately $3.0 million of costs were incurred in fiscal 2004 by MEC in association with the project financing. At the MEC segment level, these costs were recognized as deferred financing costs and are being amortized into capitalized interest over the life of the project financing. At a consolidated level, such costs were charged to general and administrative expenses in fiscal 2004. All interest relating to the project financing, including any capitalization thereof by MEC, and any adjustments to the deferred financing costs are eliminated from the Company's consolidated results of operation and financial position.

13.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
MEC generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(c)
At March 31, 2005, the Company had $7.6 million (Real Estate Business — $3.1 million; MEC — $4.5 million) of letters of credit issued with various financial institutions to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

(d)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As at March 31, 2005, these indemnities amounted to $4.3 million with expiration dates through March 31, 2006.

(e)
At March 31, 2005, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $87.8 million (Real Estate Business — $17.8 million; MEC — $70.0 million).

(f)
The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however both parties intend to informally operate under its terms until a new arrangement can be finalized.

  The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

MI Developments Inc.      2005    37

  Since coming into effect on June 9, 2004, The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(g)
MEC is considering a redevelopment of the entire stable area at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment was to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at March 31, 2005 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $3.1 million. If MEC decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season; however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

(h)
MEC is considering a redevelopment of the clubhouse/grandstand at The Meadows ("The Meadows Redevelopment"). In the event MEC obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at March 31, 2005 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.3 million. If MEC decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If MEC proceeds, MEC's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows' operations and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows during that season.

(i)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. In April 2004, MEC signed a Pre-Development Management Agreement (the "Agreement"), which governs the activities of the parties and obligates the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Agreement also contemplates a conceptual development and business plan for the project. Upon execution of this Agreement, Forest City paid $1.0 million to MEC in consideration for its right to work exclusively with MEC on this project and to secure the performance of its obligations under the Agreement. Forest City and MEC then collectively developed a business plan and Forest City provided an additional $1.0 million to MEC. These two deposits have been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. Under certain conditions, these deposits may be refundable to Forest City. Under the terms of the Letter of Intent and also the Agreement, MEC may be responsible for additional equity contributions; however to March 31, 2005, MEC has not made any such contributions.

38    MI Developments Inc.      2005

(j)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC established a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. Up to March 31, 2005, MEC has contributed $1.0 million to this initiative, of which $0.6 million was contributed in the three months ending March 31, 2005. The deposits have been included in MEC's other assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to March 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions; however to March 31, 2005, MEC has not made any such contributions.

14.  SUBSEQUENT EVENTS

On April 5, 2005, one of MEC's Canadian subsidiaries entered into a loan agreement, that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. The amount of the loan is $16.9 million (Cdn. $20.5 million) and are repayable in six annual repayments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum.

MI Developments Inc.      2005    39

Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
The Honourable M. Douglas Young, P.C.
Lead Director; Chairman,
Summa Strategies Canada Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb Schulze & Moon LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Doug R. Tatters
Executive Vice-President
and Chief Financial Officer
Robert S. Mintzberg
Controller

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	United States Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Exchange Listings
Class A Subordinate Voting Shares	– Toronto Stock Exchange	(MIM.SV.A)
	– New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(MIM.MV.B)

Investor Relations Queries
Doug R. Tatters, Executive Vice-President and Chief Financial Officer (905) 726-7507

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

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